Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST AND CHINA INVESTMENT CORPORATION ANNOUNCE CLOSING OF PREVIOUSLY ANNOUNCED JOINT VENTURE AND EQUITY FINANCING

Calgary, Alberta--(Marketwire - June 1, 2010) - Penn West Energy Trust (TSX:PWT.UN) (NYSE:PWE) ("Penn West") is announcing the closing of the previously announced joint venture partnership (the “Partnership”) with an affiliate of China Investment Corporation ("CIC").  The Partnership has been formed to develop Penn West's bitumen assets located in the Peace River area of northern Alberta (the "Assets").  Penn West contributed the Assets valued at approximately $1.8 billion to the Partnership and has retained a 55% interest in the Partnership.  CIC has acquired a 45% interest in the Partnership by investing approximately $312 million in the Partnership (which has been paid to Penn West by the Partnership to satisfy outstanding indebtedness to Penn West) and committing to carry a portion of Penn West’s share of the Partnership's future capital and operating expenses totalling approximately an additional $505 million.  An affiliate of Penn West will serve as operator of the Assets.

Penn West also closed the previously announced private placement of 23,524,209 trust units of Penn West to an affiliate of CIC for proceeds of approximately $435 million.

Penn West will use the approximately $747 million of proceeds received for general corporate purposes.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in North America and the largest producer of light and medium oil in western Canada. Penn West operates a significant portfolio of opportunities with a prominent position in light-oil in Canada. Based in Calgary, Alberta, Penn West operates throughout the Western Canadian Sedimentary Basin on a land base encompassing approximately 6 million acres.

Penn West Units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West Units are listed on the New York Stock Exchange under the symbol PWE.

About CIC

Headquartered in Beijing, CIC was founded in September 2007, as a wholly state-owned company incorporated in accordance with China’s Company Law. CIC’s mission is to make long-term investments that maximize risk-adjusted financial returns for the benefit of its shareholder. For more information, please visit CIC’s website: www.china-inv.cn

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

William Andrew, CEO
Phone: 403-777-2502
E-mail: bill.andrew@pennwest.com

Jason Fleury, Manager, Investor Relations
Phone: 403-539-6343
E-mail: jason.fleury@pennwest.com